November 10, 2004


Mr. James Rosenberg
Senior Assistant Chief Accountatn
Securities and Exchange Commission
Division of Corporate Finance


Re:   Techne Corporation
      Form 10-K for the Year Ended June 30, 2004
      File No. 0-17272


Dear Mr. Rosenberg:

This letter is in response to the comment letter received by us dated October 27, 2004, containing comments to our Form 10-K for the year ended June 30, 2004. For your convenience, we have reproduced each of the Staff's comments from the comment letter. Each item number set forth below is in response to the corresponding item number in the comment letter.


Short-Term Investments, pg.32

1.  Comment:

    Please provide, supplementally, management's assessment of compliance to paragraph 17 of SFAS 115 as amended by SFAS 135, given that the Company currently characterizes debt instruments with maturities of three months to three years as short-term.

    Response:

    We are currently analyzing our classification of investments with maturities of greater than one year and are discussing it further with our external auditors. We will respond to this comment within five business days.


Inventories, pg. 32

2.  Comment:

    We note that you produce quantities in excess of forecasted usage. Please tell us and clarify in the filing why you believe your inventory balance in excess of forecasted usage does not require an impairment. Also, tell us why you believe a two-years' sales forecast is appropriate and how the sales forecast is used in determining whether or not impairment exists.

    Response:

    The portion of Techne inventory for which excess quantities are produced is the inventory of proteins and antibodies. Inventories of these products in excess of forecasted usage have been impaired on the balance sheet. The total value of protein and antibody inventory on hand at June 30, 2004 was $10.4 million of which $8.6 million (as noted on pg. 23) was determined to be in excess of forecasted usage. Therefore, only $1.8 million of protein and antibody inventory was included in the June 30, 2004 finished goods inventory balance.

    A two-year sales volume forecast (in micrograms) is developed for each individual protein and antibody Techne sells (currently over 4,600 different SKU's) based upon the historical sales of each of the individual products. Any volume on hand for each product above the forecast is considered "in excess" and is excluded from the inventory value on the balance sheet at period end.

    Individual sales volumes of proteins and antibodies can be volatile and difficult to predict, especially on newly released products for which there is not a lengthy sales history. Sales volumes of products that do have a longer history can also vary significantly if the product is found to be of interest in new research areas or interest in an area of research declines. Techne has used a two-year volume forecast to value protein and antibody inventory because we feel forecasting beyond that time period is highly uncertain due to the rapid pace of biotechnology advances. An analysis at June 30, 2004, of the value of inventory on hand, inventory on the balance sheet and inventory considered "in excess" based on a two-year forecast follows:

    $ Sales of               FY04 Protein/  Value of     Valued
    Individual        #       Ab. Sales     Inv. on      on B/S    Excess
    Product.       of SKU's  (millions)    Hand (000's)  (000's)   (000's)
    -------------- --------  ------------- ------------  -------   -------
    >$71,500          157    $35.5 (58%)     $ 1,223     $  559    $  664
    $25,000-71,500    259     11.0 (18%)       1,035        368       667
    $1-25,000       3,497     15.1 (24%)       7,233        824     6,409
    $0                749                        910          5       905
                    -----    -----           -------     ------    ------
                    4,662    $61.6           $10,401     $1,756    $8,645
                    =====    =====           =======     ======    ======

    The final two lines of the above analysis shows that $7.3 million of the $8.6 million "excess" inventory was from protein and antibody products (over 4,200) that, individually, had sales of less than $25,000 in fiscal 2004. These are slow moving and/or newer products for which likelihood of selling all or a majority of the inventory on hand is highly uncertain and therefore, based on a two-year forecast, only a small percentage of the inventory on hand is included on the balance sheet. A small number of products (157) accounts for 58% of protein and antibody sales. These products would tend to have more predicable sales patterns and a higher likelihood of selling more of the inventory on hand and therefore, the two year forecast results in a higher percentage of on-hand inventory valued on the balance sheet. We have concluded that we have a significant portion of protein and antibody inventory on-hand that has low-volume movement. ARB No. 43, chapter 4, paragraph 8 requires the inventories be priced at cost or market, whichever is lower, when the utility of the inventory is no longer as great as its cost. KPMG LLP's local audit engagement team has reviewed the propriety of the two-year forecast and our application of ARB No. 43. Based on the above, we believe the use of a two-year sales volume forecast to value protein and antibody inventory is appropriate.


Investments, pg. 33

3.  Comment:

    Please tell us your basis for recording your equity pick-up in investees as research and development expenses instead of equity/loss in investments on your Statement of Operations.

    Response:

    Techne's equity method investees are development stage companies, and in each case, along with the investment, we signed a research agreement, which gives us rights to develop and sell products in certain markets based on their discoveries and/or patents. Since the development of products by these companies and the losses they incur during the development stage could lead to our development of additional products, we believe including our percentage of the investees' losses in research and development during their development stage is appropriate. Our intent was that, at the point in time when these companies are no longer development stage, we would include our share of their results in other expense/income on the Statement of Operations. Historically, the losses included in research and development expense were not material to the financial statements of Techne as a whole and were prominently disclosed in Managements' Discussion and Analysis in all 10-K and 10-Q filings. In the quarter ended September 30, 2004, losses are no longer be included in research and development because (i) the investment in Discovery Genomics was written off as of June 30, 2004, (ii) we accounted for ChemoCentryx on a cost basis beginning in May 2004 as described in our response to Comment 4 below and (iii) since Hemerus began selling product during the quarter we will be including our share of their results in other expense/income on the Statement of Operations.


4.  Comment:

    Please clarify to us and in the filing why, prior to April 2004, you believe it was appropriate to record 100% of the losses of CCX in your financial statements, as disclosed in your March 31, 2004 Form 10-Q. Please provide to us your analysis as to why your investment in CCX did not qualify as a variable interest entity, as the Company is absorbing 100% of the operation losses of CCX. Additionally, please explain to us and in the filing why it was appropriate to account for the Company's 19.9% equity investment in CCX on the cost basis subsequent to April 2004.

    Response:

    Background:

    We invested in the Preferred Stock (Series A) of ChemoCentryx, Inc. (CCX) beginning in 1997 and from July 1999 through January 2001, had a 49% interest in CCX. We accounted for this investment under the equity method of accounting and included 100% of the operating results of CCX in our consolidated financial statements due to the limited amount of cash consideration provided by the holders of the common shares of CCX. This was discussed in our response dated February 26, 2002 to your previous comment letter dated February 12, 2002.

    In February 2001, CCX obtained $23 million in financing through the issuance of 8.8 million shares of Series B Preferred Stock. After this financing and through April 2004, the Company held approximately 26% of the outstanding stock of CCX and accounted for CCX under the equity method of accounting and included CCX operating results in consolidated financials statements based on our ownership percentage.

    In May and June of 2004, CCX completed a Series B offering and raised $38.5 million. We participated in this offering and purchased 1.947 million shares at $2.60 per share, or $5.06 million. After this offering, our ownership percentage dropped to 19.93%. CCX does not anticipate needing to raise additional funding until 2007 and we do not have any current plans to provide additional funding to CCX in the near term.

    We have been issued warrants to purchase 1,666,665 shares of CCX Preferred Stock (Series A) at $5.00 per share, which expire on December 31, 2005. Since a recent financing was effected at $2.60 per share and our right to demand registration of shares underlying the warrants was adversely changed in connection with the financing, we have concluded that it is unlikely that we will exercise the warrants.

    Each holder of shares of Preferred Stock (Series A and B) are entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred stock could be converted and have the voting rights and powers equal to the voting rights and powers of Common Stock. This converts one to one, except with regards to voting for Board members. Techne's Series A entitles us to designate one director and in the Series B offerings two venture capital firms are entitled to each designate a director.

    Accounting Analysis:

    Per paragraph 17 of APB No. 18, "The Equity Method of Accounting for Investments in Common Stock," "..an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated." Techne's investment in CCX as of May 2004 was below 20% and thus the Company moved to the next step to analyze the qualitative factors regarding their investment in CCX.

    FIN 35, "Criteria for Applying the Equity Method of Accounting for
    Investments in Common Stock".   Paragraph 4 of FIN 35 gives examples of
    indications that an investor may be unable to exercise significant influence over the operating and financial policies of an investee. The following is an analysis of each of the examples:

    1. Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor's ability to exercise significant influence.

       During the Series B fund raising process, Techne encountered opposition from CCX's management team and other board members regarding Techne's desire to have input on limiting the number of options authorized for the Employee Stock Option Plan and the price and terms at which such options were granted. The CCX May 2004 Amended Articles of Incorporation does have a 5.5 million limit on the number of authorized shares, but this is a significantly higher number of shares than what Techne had proposed in the negotiations and furthermore, there is no directive regarding option grants or pricing.

    2. The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder.

       From the Series A offering to Techne's investment in the Series B offering, the date to demand registration of shares was extended from November 15, 2004 to November 15, 2006 (this goes beyond the expiration date of Techne's Series A warrants which expire on December 31, 2005). Techne considers this to seriously reduce the potential value of their Series A warrants. Techne negotiated to reprice and obtain an extension of the expiration date of its warrants, but this was strongly rejected by CCX's management and the group of venture capital fund investors. Warrants with a much later expiration date and exercise price of $2.60 per share were issued to the party, a director of CCX elected by the holders of Common Stock, who brought in the venture capital funds.

    3. Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

       Aside from Techne, a group of venture capital firms, some of which are related and all of which are highly cooperative with each other, controls approximately 55% of CCX. This group tends to drive the operations of CCX without regard to Techne's interests. This is the group which rejected Techne's efforts to modify the terms of its warrants.

    4. The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

       Techne does receive financial information from CCX, albeit sometimes late and after substantial effort.

    5. The investor tries and fails to obtain representation on the investee's board of directors.

       Prior to the recent financing, Techne had the right to designate one of five directors. After the financing, Techne has the right to designate one of six members of the CCX board of directors while the venture firms have the right to designate two directors plus three "non-voting" observers. In addition, the individual who was compensated for bringing in the venture firms as investors is one of the three remaining directors, all of who are elected by holders of Common Stock. Techne has no vote in the election of directors by holders of Common Stock. A Techne board member had participated on the CCX Compensation Committee prior to the May 2004 CCX financing, but is no longer a member of the Compensation Committee and does not anticipate being involved in any other subcommittees of the CCX Board in the future. Furthermore, as of July 2004, CCX has recruited and added a 7th Board member. The 7th member of the Board further dilute Techne's ability to influence the operating decisions of CCX.

    In addition to these examples in FIN 35, the Company analyzed EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Within EITF 96-16, Techne specifically reviewed its minority rights in regards to being Protective Rights versus Substantive Participating Rights. To analyze this, the Company reviewed
    Section 6 of CCX's May 2004 Amended Articles of Incorporation which is entitled "Protective Provisions". Section 6 specifies that CCX may not do any of the following without first receiving approval from Series A and Series B each voting as a separate class (Techne owns a 100% of the Series A stock):

       Sell substantially all of the business or consolidate with another business in which more than 50% of the voting power of CCX is disposed of.

       Alter or change the rights, preferences or privileges of the shares of a series or class of Preferred Stock so as to affect adversely the share of such series or class.

       Authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Existing Preferred Stock with respect to voting, dividends or upon liquidation.

       Redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation pursuant to agreements under which the Corporation has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment.

       Increase or decrease the authorized Preferred Stock.

       Reclassify or recapitalize the capital stock of CCX

       Effect the liquidation of the Corporation

       Change the size of the Board of Directors

       Issue or authorize or reserve for issuance to employees, consultants and directors as equity incentive compensation in excess of 5,500,000 shares of Common Stock, whether or not pursuant to a benefit plan, and taking into account all such shares that have been so issued, authorized or reserved as of May 2004.

       Amend or alter the number of shares of Series A or Series B required in connection with the foregoing actions.

    Upon review of these provisions in CCX's May 2004 Amended Articles of Incorporation, Techne has concluded that none of these provisions of would be considered Substantive Participating Rights. All of these provisions are standard protections of a preferred class of equity and none provide "significant influence over operating and financial policies."

    Techne has also considered the important considerations articulated in APB No. 18. With regard to representation on the board of directors, Techne, as discussed above, has the right to designate one of seven directors and no voice in the selection of the other six. With regard to participation in policy making processes, Techne has no role beyond that of the one director and CCX has an extremely capable and assertive CEO/founder and management team who control the ordinary course of business. With regard to intercompany transactions, in the fiscal year ended June 30, 2004, CCX purchased approximately $58,000 in products from Techne. In fact, CCX negotiates very hard on its purchases from Techne and also purchases products from Techne's direct competitors. With regard to interchange of management personnel, there has been none. With regard to technological interdependency, CCX received from Techne without charge and for development purposes products with a customary price of approximately
    $49,000 and a cost to Techne of approximately $7,000.    With regard to
    concentration of other shareholdings, approximately 55% of all shares are held by related or cooperating venture capital funds as discussed above. Furthermore, Techne has not provided any loans to CCX and does not have any other commitments to provide funding for CCX's operations.

    As a final issue, Techne has considered what has changed in respect to CCX since the closings in May and June on the $38.5 million financing. Prior to the recent financing, CCX had since 2001 failed in efforts to sell additional equity, had depleted most of its cash and did not have sufficient funds to continue on its business plan. Of the $38.1 million raised, $28.1 million came from venture capital funds. The venture funds contractually gained only one director position (over the one previously held) and two non-voting observer positions, but this strengthens the relative influence of the venture funds. Their investment will allow CCX to operate without raising additional equity capital well into 2007, a long time for a venture stage company and in particular for CCX given the milestones it has reached and will reach by 2007 in its drug development program. There is no contribution that Techne can any longer make which will give it leverage to exercise significant influence over CCX. The independence of CCX for at least several years has been assured, and contributors of much larger amounts of capital than Techne have secured for themselves the dominant voice in speaking with management.

    Conclusion:

    Based on analysis of the qualitative examples of FIN 35 and Techne's protective rights in relation to EITF 96-16, Techne has concluded that their 19.93% interest in CCX as of May 2004 should prospectively be accounted for on the cost method of accounting. The KPMG local engagement team has reviewed the Company's analysis and concurs with the Company's
    conclusion.    We will clarify our conclusion for using the cost method
    for accounting for CCX in future filings.


5.  Comment:

    Please clarify to us and in the filing why you believe it is appropriate to account for your 10% interest in Hemerus under the equity method.

    Response:

    Hemerus is a limited liability corporation (LLC) for which specific ownership accounts are maintained for each investor. At the November 12-13, 2003 EITF meeting, on Issue No. 03-16, the Task Force reached a tentative conclusion that investments in an LLC that maintains a "specific ownership account" for each investor should be viewed as similar to a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or equity method of accounting. AICPA Statement of Position 78-9 requires noncontrolling investments in limited partnerships to be accounted for using the equity method unless the limited partner's interest is "so minor that the limited partner may have virtually no influence over partnership
    operating and financial policies."   EITF Abstracts, Topic D-46,
    "Accounting for Limited Partnership Investments," clarifies that investments of more than 3 to 5% are considered to be more than minor and, therefore, should be accounted for using the equity method. .

    Techne accounts for its 10% interest in Hemerus based upon the guidance of EITF Issue No 03-16. The local KPMG engagement team concurs with the Company's conclusion. We will clarify our conclusion in future filings.

                                         ******

We hope that we have adequately addressed items No. 2-5 in the Comment Letter and the additional disclosures and information sought by the Staff. Please contact me at 612-379-6580 (fax) with any questions or comments. We will be responding to comment #1 within the next 5 business days.


Sincerely,

/s/ Thomas E. Oland
----------------------
Thomas E. Oland
President and Chief Executive Officer


Cc:  Andy LaFrence, KPMG
     Melodie Rose, Fredrikson & Byron